

March 22, 2011

Via Facsimile
Mr. John McAdam
Chief Executive Officer
F5 Networks, Inc.
401 Elliott Avenue West
Seattle, WA 98119

   Re: F5 Networks, Inc.
     Form 10-K for the Fiscal Year Ended September 30, 2010
     Filed November 23, 2010
     File No. 000-26041

Dear Mr. McAdam:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

        Sincerely,

        /s/ Patrick Gilmore

        Patrick Gilmore
        Accounting Branch Chief